UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.4)*

                               VISX, Incorporated
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    92844S105
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                General Counsel,
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 17, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP No. 92844S105

1        NAME OF REPORTING PERSON
                         High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                       //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                                    3,245,505

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                       3,245,505

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       3,245,505

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           5.6%

14       TYPE OF REPORTING PERSON*
                  PN


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                                  SCHEDULE 13D

CUSIP No. 92844S105

1        NAME OF REPORTING PERSON
                  Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                       2,774,500
         8        SHARED VOTING POWER
                       3,245,505

         9        SOLE DISPOSITIVE POWER
                       2,774,500

         10       SHARED DISPOSITIVE POWER
                       3,245,505

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    6,020,005

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           10.5%

14       TYPE OF REPORTING PERSON*
                  CO



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                                  SCHEDULE 13D

CUSIP No. 92844S105

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                       6,020,005

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                       6,020,005

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       6,020,005

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           10.5%

14       TYPE OF REPORTING PERSON*
                  IN



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                                  SCHEDULE 13D

CUSIP No. 92844S105

1        NAME OF REPORTING PERSON
                  Gail Golden

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  PF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                       //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                       1,990

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                       1,990

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       1,990

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   0.0000345%

14       TYPE OF REPORTING PERSON*
         IN


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                                  SCHEDULE 13D

Item 1.  Security and Issuer

         The Schedule 13D filed with the U.S. Securities and Exchange Commission on October 20, 2000, relating to the common shares, $.01 par value (the "Shares"), of VISX, Incorporated, a Delaware corporation (the "Issuer" or "VISX") and amended on November 6, 2000, December 5, 2000 and December 15, 2000, by the Registrants, is amended to furnish additional information set forth herein. All capitalized terms not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D.

Item 2.  Identity and Background

         Item 2(e) is hereby amended to add the statement set forth on Exhibit 1 hereto.

Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 is hereby amended to add the following:

         The aggregate purchase price of the 500 Shares purchased by Gail Golden, as described in Item 5(c), was $8,713.52 (including commissions and transaction charges) and the aggregate purchase price of a put on 200 Shares purchased by Gail Golden, as described in Item 6, was $278.95 (including commissions and transaction charges). The source of funding for these purchases were personal funds of Ms. Golden.

Item 4.  Purpose of Transaction

         Item 4 is hereby amended to add the following:

         On April 17, 2001, Mr. Icahn and his affiliates filed a definitive proxy statement with respect to the solicitation of proxies in favor of their nominees as directors of VISX. The definitive proxy statement is available at the Securities and Exchange Commission's website at http://www.sec.gov.

         On April 18, 2001, Mr. Icahn delivered a letter to the Issuer addressed to Ms. Davila, CEO of VISX (the "Letter") and issued a press release. A copy of each of the Letter and the press release is filed as Exhibit 2 and Exhibit 3 hereto, respectively, and is incorporated herein by reference.

Item 5.           Interest in Securities of the Issuer

         Item 5 is hereby amended to add the following:



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



         (a) As of the close of the business day on April 17, 2001, Registrants may be deemed to beneficially own, in the aggregate, 6,021,495 Shares, representing approximately 10.5% of the Issuer's outstanding Shares (based upon the 57,566,531 Shares stated to be outstanding as of March 19, 2001 by the Issuer in the Issuer's Form 14A (Definitive Proxy Statement) filing, filed with the Securities and Exchange Commission on March 22, 2001).

         (b) Gail Golden has sole voting power and sole dispositive power with regard to 1,990 Shares.

         (c) In addition to the transaction described in Item 6 below, the following table sets forth all other transactions with respect to Shares effected during the past sixty (60) days by any of the Registrants. All such transactions were effected in the open market, the table excludes commissions paid.

                                         No. of Shares              Price
Name                   Date              Purchased                  Per Share
----                   ----              ---------                  ---------

Gail Golden            2/26/01             500                        $17.07

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

         Item 6 is hereby amended to add the following:

         On February 22, 2001, Ms. Golden purchased a put providing her with the right to sell up to 200 Shares at a price of $15 per Share, which put expires on April 21, 2001.

Item 7.           Material to be Filed as Exhibits

1.       Statement pursuant to Item 2(e)

2. Letter from Mr. Icahn to Ms. Davila, CEO of VISX, Incorporated dated April 18, 2001

3.       Press release dated April 18, 2001

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


                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2001


BARBERRY CORP.


By:      /s/ Carl C. Icahn
         Name:  Carl C. Icahn
         Title: President


HIGH RIVER LIMITED PARTNERSHIP

         By:      BARBERRY CORP.,
         General Partner


         By:      /s/ Carl C. Icahn
                  Name:  Carl C. Icahn
                  Title: President



/s/ Gail Golden
GAIL GOLDEN



/s/ Carl C. Icahn
CARL C. ICAHN


        [Signature Page of Amendment No. 4 of Schedule 13D with respect to VISX, Incorporated]


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